UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on Board of Directors member nomination

Rio de Janeiro, June 2, 2021 - Petróleo Brasileiro S.A. – Petrobras, in clarification to the piece of news of O Globo under the title "Petrobras Board chooses today a new member in indirect election", informs that there is no meeting of the Board of Directors of the company scheduled for today to address this subject.

As disclosed in the release dated May 31, 2021, under the terms of articles 141, paragraph 3, and 150 of Law 6,404/76 and article 25 of the Bylaws, the position of Board of Directors member that is vacant can be filled by a substitute appointed by the Board of Directors until the next General Shareholders' Meeting is held for the new election of the 8 Board members elected by multiple vote in the Extraordinary General Meeting of April 12, 2021, there being no requirement to call a specific meeting for this purpose.

The members of the Board of Directors are nominating candidates who will be submitted to the internal procedures of corporate governance, including the respective analyses of compliance and integrity. Subsequently, the candidates will be forwarded for evaluation by the People Committee (COPE). After the COPE's evaluation, the company's Board of Directors will deliberate on the matter.

Petrobras will keep the market informed about any decision regarding changes to its Board of Directors.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 2, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer